UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A/A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it is amending and adopting as its own the Notification of Registration of SBL Fund, a Kansas corporation, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Guggenheim Variable Funds Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

805 King Farm Boulevard, Suite 600
Rockville, MD 20850

Telephone Number:	301-296-5100

Name and Address of Agent for Service of Process:

Donald C. Cacciapaglia 330 Madison Avenue, 10th Floor
New York, NY 10017

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:     YES  ☒*     NO  ☐

*	In connection with a reorganization changing domicile of all of the existing and active series, except Series Z (Alpha Opportunity Series), from Kansas to Delaware, the Registrant, Guggenheim Variable Funds Trust, a Delaware statutory trust, filed with the U.S. Securities and Exchange Commission an amendment to the Registration Statement of all of the existing and active series, except Series Z (Alpha Opportunity Series), of SBL Fund, a Kansas corporation, under and pursuant to the provisions of Section 8(b) of the Investment Company Act of 1940, as amended, on April 29, 2014, amending and adopting such Registration Statement as the Registrant’s own pursuant to Rule 414 under the Securities Act of 1933, as amended. The amendment is effective April 30, 2014.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in Rockville, Maryland, on the 29th day of April, 2014.

Guggenheim Variable Funds Trust

By:	/s/ Donald C. Cacciapaglia
Donald C. Cacciapaglia
Chief Executive Officer, President and Trustee

Attest:	/s/ Amy J. Lee
Amy J. Lee
Chief Legal Officer